Exhibit 99.2

Unaudited interim condensed combined financial statements

VEON Holdings B.V.

As of and for the six and three-month period ended June 30, 2025

INTERIM CONDENSED COMBINED INCOME STATEMENT

for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2025	2024	2025	2024

Service revenues		536	419	282	234
Other revenue		3	2	2	1
Total operating revenues	2	539	421	284	235

Other operating income		1	—	1	—

Service costs		(51)	(47)	(27)	(23)
Selling, general and administrative expenses		(183)	(142)	(92)	(73)
Depreciation		(66)	(59)	(35)	(28)
Amortization		(29)	(22)	(16)	(10)
Impairment		(4)	(2)	(2)	(1)
Loss on disposal of non-current assets		(1)	—	(1)	—

Operating profit		206	149	112	100

Finance costs		(39)	(42)	(18)	(21)
Finance income		11	16	4	8
Other non-operating (loss) / gain, net		(4)	1	(3)	—
Net foreign exchange (loss) / gain, net		(13)	10	8	2
Profit before tax		161	134	103	89

Income tax expense	3	(35)	(26)	(21)	(17)

Profit for the period		126	108	82	72

The accompanying notes are an integral part of these interim condensed combined financial statements.

INTERIM CONDENSED COMBINED STATEMENT OF COMPREHENSIVE INCOME

for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2025	2024	2025	2024

Profit for the period		126	108	82	72

Items that may be reclassified to profit or loss
Foreign currency translation		11	(56)	(4)	(30)
Fair value re-measurement of financial instruments	7	2	—	—	—

Other comprehensive income / (loss), net of tax		13	(56)	(4)	(30)

Total comprehensive income, net of tax		139	52	78	42

The accompanying notes are an integral part of these interim condensed combined financial statements.

INTERIM CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

as of:

(In millions of U.S. dollars)	Note	June 30, 2025	December 31, 2024*
Assets
Non-current assets
Property and equipment	5	746	624
Intangible assets, excluding goodwill	6	351	283
Goodwill	6	118	14
Other assets		61	80
Total non-current assets		1,276	1,001

Current assets
Inventories		3	3
Trade and other receivables		44	40
Loan receivable from VEON Amsterdam B.V.	7	41	363
Other financial assets - VEON Ltd. shares	7	—	8
Investments and derivatives	7	94	94
Other assets		24	26
Cash and cash equivalents	8	458	674
Total current assets		664	1,208

Total assets		1,940	2,209

Net investment and liabilities
Net investment
Net investment attributable to equity owners of the parent		1,221	1,080
Total net investment		1,221	1,080

Non-current liabilities
Debt and derivatives	7	265	225
Provisions		6	4
Deferred tax liabilities		17	6
Other liabilities		7	7
Total non-current liabilities		295	242

Current liabilities
Trade and other payables		177	132
Debt and derivatives	7	148	669
Provisions		7	6
Current income tax payables		22	23
Other liabilities		70	57
Total current liabilities		424	887

Total net investment and liabilities		1,940	2,209

The accompanying notes are an integral part of these interim condensed combined financial statements.

*prior period comparatives have been represented to conform with the current period presentation

INTERIM CONDENSED COMBINED STATEMENT OF CHANGES IN NET INVESTMENT

for the six-month period ended June 30:

(In millions of U.S. dollars)	Net investment attributable to owners of the parent	Foreign currency translation	Total net investment attributable to owners of the parent

As of January 1, 2025	3,160	(2,080)	1,080
Profit for the period	126	—	126
Other comprehensive income	2	11	13
Total comprehensive income	128	11	139
Other	2	—	2
As of June 30, 2025	3,290	(2,069)	1,221

(In millions of U.S. dollars)	Net investment attributable to owners of the parent	Foreign currency translation	Total net investment attributable to owners of the parent

As of January 1, 2024	2,873	(1,986)	887
Profit for the period	108	—	108
Other comprehensive loss	—	(56)	(56)
Total comprehensive income / (loss)	108	(56)	52
As of June 30, 2024	2,981	(2,042)	939

for the three-month period ended June 30:

(In millions of U.S. dollars)	Net investment attributable to owners of the parent	Foreign currency translation	Total net investment attributable to owners of the parent

As of April 1, 2025	3,206	(2,065)	1,141
Profit for the period	82	—	82
Other comprehensive income	—	(4)	(4)
Total comprehensive income	82	(4)	78
Other	2	—	2
As of June 30, 2025	3,290	(2,069)	1,221

(In millions of U.S. dollars)	Net investment attributable to owners of the parent	Foreign currency translation	Total net investment attributable to owners of the parent

As of April 1, 2024	2,909	(2,012)	897
Profit for the period	72	—	72
Other comprehensive loss	—	(30)	(30)
Total comprehensive income / (loss)	72	(30)	42
As of June 30, 2024	2,981	(2,042)	939

The accompanying notes are an integral part of these interim condensed combined financial statements.

INTERIM CONDENSED COMBINED STATEMENT OF CASH FLOWS

for the six-month period ended June 30:

		Six-month period
(In millions of U.S. dollars)	Note	2025	2024
Operating activities
Profit before tax		161	134
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss		99	83
Loss on disposal of non-current assets		1	—
Finance costs		39	42
Finance income		(11)	(16)
Other non-operating loss / (gain), net		4	(1)
Net foreign exchange loss / (gain), net		13	(10)
Changes in trade and other receivables and prepayments		2	(4)
Changes in trade and other payables		20	26
Changes in provisions, pensions and other		2	3
Interest paid		(34)	(43)
Interest received		3	5
Income tax paid		(34)	(19)
Net cash flows from operating activities		265	200
Investing activities
Purchase of property, plant and equipment		(73)	(67)
Purchase of intangible assets		(29)	(22)
Payments on deposits		(23)	(5)
Inflow from loans granted, net		364	—
Receipts from / (investment in) financial assets		30	(109)
Acquisition of subsidiaries, net of cash acquired	4	(141)	—
Other proceeds from investing activities, net		—	9
Net cash flows from / (used in) investing activities		128	(194)
Financing activities
Proceeds from borrowings, net of fees paid		7	—
Repayment of debt		(603)	(14)
Investment in shares of VEON Ltd.		(22)	—
Net cash flows used in financing activities		(618)	(14)
Net (decrease) in cash and cash equivalents		(225)	(8)
Net foreign exchange difference		9	(7)
Cash and cash equivalents at beginning of period		674	425
Cash and cash equivalents at end of period	8	458	410

The accompanying notes are an integral part of these interim condensed combined financial statements.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP

1 GENERAL INFORMATION

VEON Holdings B.V. (“VEON Holdings”, the “Company”), was established as a private company with limited liability under the laws of the Netherlands on June 29, 2009. The registered office and principal place of business of VEON Holdings B.V. is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands. The entity is an indirectly wholly-owned subsidiary of VEON Ltd. (“Parent”).

On January 13, 2025, VEON Ltd. announced its intention to indirectly list JSC Kyivstar, including its subsidiaries as listed below (in aggregate “Kyivstar”), VEON’s digital operator in Ukraine, on the Nasdaq Stock Market (“Nasdaq”) in the United States (the “Transaction”). As part of the preparation for the indirect listing, VEON undertook a pre-transaction reorganization of VEON Holdings (the “Reorganization”). This Reorganization was consummated through a Dutch legal demerger, as a result of which VEON Holdings, which remains domiciled in the Netherlands, holds only Kyivstar and its subsidiaries and certain other select assets and liabilities. The Reorganization was completed on April 8, 2025 and the Transaction was completed on August 14, 2025. Refer to Note 12 for further details.

The interim condensed combined financial statements (“CFS”) have been prepared in accordance with the basis of preparation and accounting policies set out in this Note below. The interim condensed combined financial statements were authorized by the management for issuance on September 5, 2025. The Company has the ability to amend and reissue these financial statements.

The interim condensed combined financial statements presented herein reflect the following combined entities’ results of operations, assets and liabilities and cash flows that will remain with VEON Holdings after the demerger and form the entity subject to the aforementioned Transaction:

VEON Holdings B.V.

The interim condensed combined financial statements of the Company as a single economic entity reflecting the outcome of the pre-transaction Reorganization.

Kyivstar reflecting the Ukrainian business.

The interim condensed combined financial statements of Kyivstar consist of:

●	JSC Kyivstar (“JSC Kyivstar”) being the parent company of Kyivstar and a 99.995% subsidiary of VEON Holdings B.V. (Netherlands) with a minority shareholder VEON Ltd. (Bermuda) holding the remaining 0.005% of JSC Kyivstar’s shares.

●	LLC Kyivstar Tech (“Kyivstar.Tech”), being a 100% subsidiary of JSC Kyivstar.

●	Limited Liability Company Lan Trace (“Lan Trace”), being a 100% subsidiary of JSC Kyivstar, acquired in September 2024.

●	Helsi Ukraine Limited Liability Company (“Helsi Ukraine” or “Helsi”), being a 97.99% subsidiary of JSC Kyivstar with minority shareholders.

●	LLC Uklon Tech, LLC Uklon Corporate and LLC Uklon Ltd., being 97.00% subsidiaries of JSC Kyivstar with minority shareholders, Uklon LLC, a 100% subsidiary of LLC Uklon Ltd., all acquired on April 2, 2025. Collectively these five entities are referred to as “Uklon Group” or “Uklon”.

Collectively, VEON Holdings and Kyivstar included in these interim condensed combined financial statements are referred to as the “Group” or “we” or “our” or “VEON Group”. VEON Ltd. and all its subsidiaries, excluding VEON Group, are henceforth referred to as “Wider VEON Group”, while Wider VEON Group including VEON Group is referred to as “VEON”.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

The main operating company in Kyivstar is JSC Kyivstar. JSC Kyivstar was established and registered on September 3, 1997 under the laws of Ukraine. JSC Kyivstar’s registered legal address is at 53 Degtyarivska St. Kyiv 03113 Ukraine. JSC Kyivstar’s head office is located at the registered legal address and the principal place of JSC Kyivstar ’s business is its registered legal address. JSC Kyivstar has a main office in Kyiv, Ukraine.

JSC Kyivstar provides mobile connectivity services on 2G, 3G and 4G/LTE networks. Kyivstar also offers voice and data services on fixed networks, including mobile and fixed converged services in consumer and business segments. Its digital portfolio includes Kyivstar TV, offered on IPTV platforms as well as mobile, big data and technology services through Kyivstar.Tech, digital health services through Helsi, ride-hailing and delivery through Uklon, self-care application MyKyivstar and consumer cloud offerings as well as B2B services.

JSC Kyivstar’s direct shareholders and their respective declared interests, as of June 30, 2025 and 2024, were as follows:

Name	Interest	Number of shares

VEON Holdings B.V. (Netherlands)	99.995%	13,094,562
VEON Ltd. (Bermuda)	0.005%	700
	100.000%	13,095,262

Interests held by JSC Kyivstar in its principal subsidiaries as of June 30:

	2025		2024
Name	Interest	Country of operation	Interest	Country of operation

LLC Kyivstar.Tech	100.00%	Ukraine	100.00%	Ukraine
LLC Helsi Ukraine	97.99%	Ukraine	69.99%	Ukraine
LLC Lan Trace	100.00%	Ukraine	—	—
LLC Uklon Corporate	97.00%	Ukraine	—	—
LLC Uklon Tech	97.00%	Ukraine	—	—
LLC Uklon Ltd	97.00%	Cyprus	—	—
Uklon LLC (100% subsidiary of LLC Uklon Ltd)	100.00%	Uzbekistan	—	—

In September 2024, JSC Kyivstar entered into a share-purchase agreement to acquire 100% of the equity interests of LLC “Lan Trace”, an entity who provides internet and TV services in the city of Boryspil and 17 other towns within the Kyiv region, Ukraine to expand its digital portfolio. The preliminary purchase price, which is subject to adjustment, was US$2.

On March 19, 2025 JSC Kyivstar signed a share purchase agreement (“SPA”) to acquire Uklon, consisting of 97% of LLC Uklon Corporate, LLC Uklon Tech, and LLC Uklon Ltd. and its 100% subsidiary Uklon LLC, a leading Ukrainian ride-hailing and delivery platform for a purchase consideration of US$158. JSC Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. The transaction closed on April 2, 2025. Refer to Note 4 for further details.

In May 2025, Kyivstar further increased its ownership of Helsi Ukraine to 97.99% for US$11. Refer to “major developments during six-month period ended June 30, 2025” for more details. JSC Kyivstar previously acquired a controlling share (69.99%) of Helsi Ukraine, an entity in the IT e-health sector in August 2022 for US$15.

In the interim condensed combined financial statements subsidiary undertakings – which are those companies in which the Group directly or indirectly, has an interest of more than half of the voting rights or otherwise has power to exercise control over the operations – have been fully consolidated.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

The functional currency of Kyivstar is Ukrainian Hryvnia (“UAH”), the currency of the primary economic environment in which Kyivstar operates. The interim condensed combined financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these Notes, U.S. dollar amounts are presented in millions, except for share amounts and as otherwise indicated.

Due to the ongoing war between Russia and Ukraine, material uncertainties have been identified that may raise substantial doubt on the Company’s ability to continue as a going concern which are discussed in detail below.

BASIS OF COMBINATION

The interim condensed combined financial statements as of and for the period ended June 30, 2025 and 2024 present the VEON Group.

These CFS have been prepared in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board, effective at the time of preparing the interim condensed combined financial statements and applied by VEON Group. As International Financial Reporting Standards (“IFRS”) does not provide guidance for the preparation of interim condensed combined financial statements, certain accounting conventions commonly used for the preparation of historical financial information have been applied in preparing the interim condensed combined financial statements. The December 31, 2024 condensed combined statement of financial position was derived from the audited annual combined financial statements. The interim condensed combined financial statements do not include all the information and disclosures required in the annual combined financial statements and should be read in conjunction with the Company’s audited annual combined financial statements as of and for the year ended December 31, 2024. The application of these carve-out conventions has been described below. In addition to the application of specific carve-out conventions impacting the presentation of these interim condensed combined financial statements, the areas involving a high degree of judgement or where estimates and assumptions are significant to the CFS are discussed later in this section.

The CFS have been prepared on a going concern basis. Due to the ongoing war between Russia and Ukraine, material uncertainties affecting the Company’s ability to continue as a going concern are discussed in detail at the end of this section.

These CFS do not necessarily reflect what the combined result of operations would have been had the Company existed as a separate independent legal group and had it therefore presented stand-alone interim condensed combined financial information during the periods presented. Further, these interim condensed combined financial statements may not be indicative of the Company’s future performance, financial position, or cash flows.

The interim condensed combined income statement has been presented based on the nature of the expense, other than ’Selling, general and administrative expenses’, which has been presented based on the function of the expense.

The interim condensed combined financial statements have been prepared on a historical cost basis, unless otherwise disclosed.

FOREIGN CURRENCY TRANSLATION

For the purpose of these interim condensed combined financial statements, the assets and liabilities measured in the functional currency are translated into U.S. dollars at exchange rates prevailing on the balance sheet date, whereas income and expenses are generally translated into U.S. dollars at historical monthly average exchange rates. Foreign currency translation adjustments resulting from the process of translating financial statements into U.S. dollars are reported in other comprehensive income and accumulated within a separate component of Net investment.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

CARVE-OUT PRINCIPLES

The following paragraphs summarize the accounting and other principles applied in preparing the CFS.

Intercompany and related party transactions

Intercompany transactions and assets and liabilities between VEON Group entities have been eliminated in these interim condensed combined financial statements.

Investment in VEON Ltd. shares

As of December 31, 2024 the CFS included shares of the Parent purchased by the Company as part of the share buyback program initiated by VEON Ltd. VEON Holdings B.V. purchased Parent shares via open market transactions under the share buyback program. The Company made additional purchases under the share buyback program in January 2025 and transferred the shares to VEON Amsterdam B.V. in March 2025. Refer to Note 7 for details.

Net investment

The Net Investment of the Company consists of the Net Investment attributable to the shareholders and other comprehensive income. The CFS do not show share capital. Since the Company has no share capital and reserves in its own right, any equity represents the parent’s net investment. Thus, the presentation of the equity of the Company differs from the presentation of equity as prescribed in IAS 1, Presentation of Financial Statements. For such reasons, no earnings per share is presented.

Notes

Liabilities related to two separate Notes maturing in April 2025 and June 2025 (the “New Notes”) are included in these CFS as of December 31, 2024, as VEON Holdings B.V. is the legal issuer. The New Notes were fully repaid during the six-months ended June 30, 2025. As of June 30, 2025, the interim condensed combined statement of financial position reflects only the outstanding principal amounts of the April 2025 and June 2025 notes (the “Old Notes”) that were not exchanged for the New Notes prior to their respective maturity dates. Refer to Note 7 for details.

Corporate, Shared Service Units and Foreign Holding Company Expenses

Wider VEON Group’s shared services have historically been recharged to VEON Group. The shared service expenses are attributable to services conducted on behalf of Wider VEON Group subsidiaries, primarily by the HQ function. These services comprise global tax, legal, financial, risk, reporting services, etc. The corresponding costs are included in these CFS based on historically recharged amounts. No adjustments were made to these recharges.

The CFS include the allocations of expenses from the Wider VEON Group which are based on management judgment, assumptions and estimates as described below. These expenses have been specifically identified based on their nature, when possible, or allocated based on revenues, usage or other allocation methods that are considered to be a reasonable reflection of the utilization of services provided or benefit by the Company during each of the periods presented. During the six-month periods ended June 30, 2025 and 2024, the total expenses allocated from the Wider VEON Group amounted to US$23 and $3, respectively. They relate to the following items:

a.	management services provided by Kyivstar’s Chief Executive Officer (CEO) resulting from a double-employment contract

b.	management services provided by Kyivstar’s Chief Financial Officer (CFO) resulting from a double-employment contract

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

c.	management services provided by VEON Ltd Group Executive Committee (GEC)

d.	share of costs for Oracle ERP and other licenses from global contract

e.	share of costs for employees of the Wider VEON Group providing different kinds of shared services such as group tax, HR, corporate affairs, financial reporting and controlling, etc.

The items a. to e. were recognized as expenses in Kyivstar’s financial statements. Due to the double-employment contracts of Kyivstar’s CEO and CFO, a portion of their remuneration was recognized as an expense in personnel expenses at Kyivstar and a portion were recharged to Kyivstar via an allocation. No adjustments were made to these expenses in these CFS. Accordingly, VEON Group’s management considers that all allocations have been made on a reasonable basis. However, the allocations may not reflect the expenses that would have been, or will be incurred, on a stand-alone basis and could materially differ from the amounts allocated due to economies of scale, a requirement for more or fewer employees, decisions with respect to areas such as information technology, or other factors. Management believes it is not practicable to estimate the actual costs that would have been incurred had the Company been a standalone company during the periods presented. Additionally, these allocations may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from an unrelated third party.

Income Taxes

During the periods presented in these CFS, Kyivstar entities have operated as separate taxpayers. For these entities, the tax charges and tax liabilities included in these CFS are based on estimated annual effective tax rates.

Guarantees and contingent liabilities

Kyivstar has capital commitments for the future purchase of property and equipment and intangible assets and no other guarantees or contingent liabilities. The capital commitments disclosed in the CFS are consistent with those reported to Wider VEON Group by Kyivstar. No incremental commitments, guarantees or contingent liabilities have been identified.

NEW ACCOUNTING POLICIES

Revenue recognition policy - Uklon

Uklon earns commissions from drivers for facilitating ride-hailing services through its platform. Uklon recognizes revenue as an agent for these ride-hailing services, recording only the commissions collected from drivers, net of any incentives provided to drivers and any incentives provided by Uklon to riders requesting ride-hailing services, as revenue. Revenue is recognized upon completion of the ride, as this satisfies the performance obligation of facilitating the services. Uklon also has arrangements to provide advertising services to third parties that are interested in reaching users of the Uklon platform.

GOING CONCERN

As of September 5, 2025, the war in Ukraine is ongoing, millions of people have fled Ukraine, and the country has sustained significant damage to infrastructure and assets. Currently, we have 23 million subscribers in Ukraine, where they are supported by approximately 4,800 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel who are integral to the provision of essential communication services to other geographies and add new locations, as appropriate. As of September 5, 2025, most of our Ukraine subsidiary’s employees remain in the country.

The war has resulted in events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

●	We may need to record future impairment charges in Ukraine, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

●	As of September 5, 2025, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.

●	Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. In October 2023, VEON received notification from local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company (“UTC”), a related party to the Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. On November 29, 2024, the Shevchenkivskyi District Court of Kyiv ruled in favor of a request to unfreeze 47.85% of VEON’s corporate rights in Kyivstar and 100% of VEON’s corporate rights in its other Ukrainian subsidiaries. The decision fully removes the restrictions on VEON’s corporate rights imposed by Ukrainian courts on its wholly owned Kyivstar and other Ukrainian subsidiaries.

Management has taken actions to address the events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:

●	We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.

●	The Company actively engages with stakeholders, including suppliers, customers, and regulatory authorities, to proactively address potential disruptions. Diversification of supply chains and markets to reduce dependency on regions affected by the war is implemented where possible. Management also continues to review and update risk management policies to enhance resilience against the volatility stemming from the war.

●	The Company continues to fund its operations for the next twelve months primarily through a combination of existing liquidity and anticipated proceeds from its customers, including its wholesale business outside Ukraine. As of July 31, 2025, the Company holds US$446 in cash and cash equivalents and US$88 of other liquid financial assets, providing a total available funding of approximately US$534, which significantly exceeds the Company’s projected operating expenditures for the next twelve months. The Company has no material external debts and therefore no external debt covenants. The resilience of the Company and its ability to generate strong cash flows has been proven through the full-scale war since 2022.

●	Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that Russian nationals, including any beneficial owners of LetterOne, do not participate in the management of Kyivstar nor are they able to derive any benefits from VEON’s assets in Ukraine.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

●	On October 30, 2023, VEON announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and UTC, noting that corporate rights in Kyivstar and UTC belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and UTC. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group’s subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group’s other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON continued its significant government affairs efforts to protect our assets in Ukraine. After the successful lifting of the court freeze of Kyivstar’s shares on November 29, 2024, VEON is working with its local custodian to remove all remaining restrictions on Kyivstar and its Ukrainian subsidiaries corporate rights. VEON is pursuing steps to meet the conditions required by the local custodian to lift the stipulated freeze.

●	On August 14, 2025, VEON closed the previously announced business combination agreement between Kyivstar Group Ltd. and Cohen Circle. In connection with the business combination agreement, Kyivstar Group Ltd. acquired all of the issued and outstanding shares of VEON Holdings B.V. from VEON Amsterdam B.V. Following the closing of the BCA, on August 15, 2025, Kyivstar Group Ltd.’s Common Shares and Warrants commenced trading on the Nasdaq Stock Market (the “Listing”) under the symbols “KYIV” and “KYIVW”, respectively, making the Company the first and only pure-play Ukrainian investment opportunity in U.S. stock markets. The Listing has broadened the Company’s US and international shareholder base with over 10% of the shares of its shareholder, Kyivstar Group Ltd., being traded publicly on the Nasdaq Global Select market.

The accompanying interim condensed combined financial statements have been prepared on a going concern basis. In accordance with IAS 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may raise substantial doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim condensed combined financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, management concluded that a material uncertainty remains related to events or conditions that may raise substantial significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

Major developments during the six-month period ended June 30, 2025

VEON announces intention to list Kyivstar on Nasdaq in New York, signing of Letter of Intent with Cohen Circle

On January 13, 2025, VEON Ltd. and Cohen Circle Acquisition Corp. I (“Cohen Circle”), a special purpose acquisition company, announced the signing of a letter of intent (“LOI”) to enter into a business combination with the aim of indirectly listing Kyivstar on Nasdaq in the United States. The LOI will enable VEON and Cohen Circle to explore a business combination between VEON Holdings B.V. and Cohen Circle with the aim of indirectly listing Kyivstar, a wholly owned subsidiary of VEON Holdings, on Nasdaq. VEON will continue to hold a majority stake in such publicly listed entity.

On March 18, 2025, certain subsidiaries of VEON and Cohen Circle entered into a business combination agreement (the “BCA”). Pursuant to the terms of the BCA, (a) VEON Amsterdam will sell VEON Holdings B.V., which includes Kyivstar and its subsidiaries, to Kyivstar Group Ltd., a newly incorporated Bermudan company (“Kyivstar Group”), in exchange for common shares of Kyivstar Group and a loan note equal to the amount of funds held in Cohen Circle’s trust account, as of the time immediately before the closing of the business combination (after taking into account any funds which have been withdrawn from the trust account to pay those shareholders of Cohen Circle who have elected to have their shares redeemed prior to closing) plus any proceeds raised in a private placement financing in connection with the business combination prior to the time of closing and (b) Cohen Circle will merge with a subsidiary of Kyivstar Group, and Cohen Circle shall survive as a wholly owned subsidiary of Kyivstar Group. Following the completion of the business combination, the common shares and warrants of Kyivstar Group, the parent company of Kyivstar, are expected to be listed on Nasdaq under the ticker symbols KYIV and KYIVW, respectively. The Kyivstar Listing is expected to occur in the third quarter of 2025 and is subject to the approval of Cohen Circle’s shareholders and other customary closing conditions. Following the completion of the business combination, VEON is expected to continue to hold a majority stake in Kyivstar Group. For further details refer to Note 12.

Changes in Directors of VEON Holdings B.V.

On March 1, 2025, Asghar Jameel was appointed statutory director of the Company, while on the same date Bruce John Leishman stepped down as statutory director of the Company.

Kyivstar Expands Digital Portfolio with Acquisition of Uklon, Ukraine’s Top Ride-Hailing Business

On March 19, 2025 JSC Kyivstar signed an agreement to acquire 97% of Uklon Group (“Uklon”), a leading Ukrainian ride-hailing and delivery platform for a purchase consideration of US$158. JSC Kyivstar also entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon, which may be exercised within three years of closing. The transaction closed on April 2, 2025.

This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. For further details refer to Note 4.

VEON completes first phase of Share Buyback Program

On January 27, 2025, the US$30 first phase of VEON Ltd.’s share buyback program (as carried out by VEON Holdings B.V.) was completed, resulting in an additional purchase of US$22 of VEON Ltd. shares. Subsequently, during the three-month period ended March 31, 2025, all the shares purchased were transferred to VEON Amsterdam B.V. (refer to Note 7 for further details).

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

VEON completes reorganization of VEON Holdings B.V.

On April 8, 2025, VEON announced that it had successfully completed the reorganization of VEON Holdings B.V. These steps pave the way for the proposed business combination with Cohen Circle, which is expected to lead to the common shares and warrants of Kyivstar Group, being listed on Nasdaq, as discussed below.

Bond repayments

VEON Holdings B.V. repaid all of its 4.0% April 2025 U.S. Dollar denominated Notes (US$472) and 6.3% June 2025 Russian Ruble denominated Notes (US$100 (RUB7,840)), on April 9, 2025 and June 18, 2025, respectively.

Kyivstar increases ownership stake in Helsi

In May 2025, Kyivstar and LLC “UKRAINIAN INVESTMENT PLATFORM”, representing 26.9% ownership together with other minority stakeholders representing 1.1% ownership in Helsi, negotiated an agreement to buy out the ownership stake of these parties for US$11. Simultaneously the parties also terminated the existing put and call option agreements to the extent representing the stake of these parties, resulting in partial derecognition of the put option liability. At the same time Kyivstar agreed to terms with the remaining 2.01% shareholders based on the terms of the originally entered put and call option agreement.

Major developments during the six-month period ended June 30, 2024

Cybersecurity Incident in Ukraine

The cybersecurity incident reported during 2023 had a significant impact for the six-month period ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue in 2024 was US$46.

Changes in Directors of VEON Holdings B.V.

On March 7, 2024, Bruce John Leishman and Maciej Bogdan Wojtaszek were appointed statutory directors of the Company, while on the same date Jochem Benjamin Postma and Paul Klaassen stepped down as statutory directors of the Company.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

OPERATING ACTIVITIES OF THE GROUP

2 SEGMENT INFORMATION

The Kyivstar operations are considered as one operating segment.

Management evaluates Kyivstar’s performance on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets and other non-operating gains / losses (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”).

The following tables present the key financial information for the six and the three-month period ended June 30, 2025:

For the six-month period ended June 30:

	Service revenue
	Mobile*		Fixed		Other revenue		Total revenue
	2025	2024	2025	2024	2025	2024	2025	2024
Kyivstar	508	394	28	25	3	2	539	421

Total	508	394	28	25	3	2	539	421

*	Mobile service revenue includes revenue generated from ride-hailing services in Uklon

	Selling, general and administrative expenses **		Adjusted EBITDA		CAPEX excl. licenses and ROU*
	2025	2024	2025	2024	2025	2024
Kyivstar	183	142	306	232	134	75

Total	183	142	306	232	134	75

*	This includes capital expenditures on property, plant and equipment, net of advances, of US$159 (2024: US$95), intangible assets of US$33 (2024: US$18) after deducting additions in licenses of US$nil (2024: US$nil) and right-of-use assets of US$58 (2024: US$38).

**	Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

For the three-month period ended June 30:

	Service revenue
	Mobile*		Fixed		Other revenue		Total revenue
	2025	2024	2025	2024	2025	2024	2025	2024
Kyivstar	268	220	14	14	2	1	284	235

Total	268	220	14	14	2	1	284	235

*	Mobile service revenue includes revenue generated from ride-hailing services in Uklon

	Selling, general and administrative expenses **		Adjusted EBITDA		CAPEX excl. licenses and ROU*
	2025	2024	2025	2024	2025	2024
Kyivstar	92	73	166	139	83	50

Total	92	73	166	139	83	50

*	This includes capital expenditures on property, plant and equipment, net of advances, of US$73 (2024: US$55), intangible assets of US$25 (2024: US$9) after deducting additions in licenses of US$nil (2024: US$nil) and right-of-use assets of US$15 (2024: US$14).

**	Upon adoption of IFRIC agenda decision in July 2024, on the disclosure of revenues and expenses for reportable segments related to application of requirements of IFRS 8, the Company has included Selling, general and administrative expenses by reportable segment, including comparative information.

The following table provides the reconciliation of Adjusted EBITDA to Profit before tax for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2025	2024	2025	2024
Total Adjusted EBITDA	306	232	166	139
Adjustments to reconcile Total Adjusted EBITDA to Profit before tax
Depreciation	(66)	(59)	(35)	(28)
Amortization	(29)	(22)	(16)	(10)
Impairment	(4)	(2)	(2)	(1)
Loss on disposal of non-current assets	(1)	—	(1)	—
Finance costs	(39)	(42)	(18)	(21)
Finance income	11	16	4	8
Other non-operating (loss) / gain, net	(4)	1	(3)	—
Net foreign exchange (loss) / gain, net	(13)	10	8	2
Profit before tax	161	134	103	89

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

3 INCOME TAXES

Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.

Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2025	2024	2025	2024
Current income taxes	(32)	(25)	(18)	(17)
Deferred income taxes	(3)	(1)	(3)	—
Income taxes	(35)	(26)	(21)	(17)
Effective tax rate	21.7%	19.4%	20.4%	19.1%

The difference between the statutory tax rate in the Netherlands (25.8%) and the effective corporate income tax rate for the Group in the six and three-month periods ended June 30, 2025, 21.7% and 20.4% respectively, was primarily driven by a number of non-deductible expenses of US$3, change in deferred tax assets recognition of US$12 and a reversal of $1 in non taxable income.

Global Minimum Tax

The Group is in scope of the enacted Pillar Two legislation and has performed an assessment of the Group’s exposure to Pillar Two income taxes. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in the majority of jurisdictions in which the Group operates are above 15%.

The Group has applied the IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

INVESTING ACTIVITIES OF THE GROUP

4 SIGNIFICANT TRANSACTIONS

During the six-month period ended June 30, 2025

Acquisition of Uklon

On March 19, 2025, JSC Kyivstar signed an agreement to acquire Uklon Group, a leading Ukrainian ride-hailing and delivery platform. This strategic acquisition marks Kyivstar’s expansion into a new area of digital consumer services in line with VEON’s digital operator strategy. Kyivstar acquired 97% of Uklon Group shares for a total consideration of US$158 upon the closing of the transaction. The agreement was subject to customary closing conditions and approvals that were obtained on April 2, 2025, the date the acquisition was completed.

The fair values of identifiable assets and liabilities of Uklon at the date of acquisition were:

April 2, 2025
Non-current assets
Intangible assets	56

Current assets
Trade and other receivables	2
Cash and cash equivalents	12

Non-current liabilities
Deferred tax liability	(8)

Current liabilities
Trade and employee related payables	(5)
Other current liabilities	(3)

Fair value of identifiable net assets	54

Goodwill resulting from acquisition	104
Purchase consideration	158

The following table shows the details of purchase consideration at the acquisition date:

April 2, 2025
Cash paid *	141
Fair value of contingent consideration	15
Put option liability	2
Total consideration	158

*	Total cash consideration consisted of US$129 for the acquisition of 97% of Uklon Group’s shares and a US$12 payment to settle employee awards.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table shows the details of cash outflow during the six months ended June 30, 2025:

June 30, 2025
Cash consideration	146
Less: balances acquired
Cash and cash equivalents	(12)
Net outflow of cash - investing activities	134

Contingent consideration of US$11 was recognized at the acquisition date at fair value with US$2 being paid subsequent to the reporting period. US$9 is payable upon fulfillment of certain conditions under the SPA. The possible outcomes range from US$nil to US$9, with management assessing full payment as highly probable.

Employees bonuses contingent consideration liability related to the portion attributable to pre-acquisition service, recognized at the acquisition date at fair value, resulted from the replacement of share-based payment rewards with new bonuses liability that is payable upon fulfillment of certain conditions under the SPA. The possible outcomes range from US$nil to US$4, with management assessing full payment as highly probable.

As part of the agreement, Kyivstar entered into a symmetrical put and call option agreement for the remaining 3% interest in Uklon. The put and call options may be exercised from April 2, 2028 through April 2, 2035. As a result, on the acquisition date, VEON determined that it had a present ownership interest in the remaining 3% interest in Uklon and has accounted for the call and put option as part of the consideration transferred and therefore, no non-controlling interest was recognized. Accordingly, the option has been recorded as a financial liability at the present value of the amounts payable on exercise with subsequent changes recognized in condensed consolidated income statement.

The fair value of the customer base was determined to be US$32 with an estimated useful life of 10 years. The fair value of the customer base was determined using the multi-period excess earnings. The multi-period excess earnings approach involves forecasting the net earnings expected to be generated by the asset, reducing them by appropriate returns on contributory assets, and then discounting the resulting net cash flows to a present value using an appropriate discount rate.

The fair value of the trademark was determined to be US$17 with an estimated useful life of 10 years. The fair value of the trademark was determined using the relief-from-royalty method under the income approach. This involves forecasting avoided royalties, reducing them by taxes and discounting the resulting net cash flows to a present value using an appropriate discount rate.

The fair value of the developed technology intangible asset was determined to be US$7 with an estimated useful life of 3 years. The fair value of the developed technology was determined using the replacement cost approach. In the replacement cost approach, the fair value of an asset is based on the cost of a market participant to reconstruct a substitute asset of comparable utility, adjusted for any obsolescence.

The fair value of acquired trade and other receivables is US$2, which is very close to gross contractual amount, as a loss allowance is insignificant.

The significant goodwill recognized from the acquisition of Uklon can be attributed to several factors, including Uklon’s strong brand value and established customer relationships, which enhance Kyivstar’s market position. Additionally, the integration of Uklon’s services is expected to create operational synergies, leading to cost savings and improved service offerings. The acquisition also allows for market expansion and increased subscriber growth potential, while Uklon’s technological expertise contributes to innovative capabilities. Overall, the goodwill reflects the anticipated future economic benefits arising from these elements. The goodwill will not be deductible for tax purposes.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

There were no transactions recognized separately from the acquisition of assets and assumption of liabilities in the business combination.

From the date of acquisition, Uklon contributed US$22 of revenue and US$6 profit before tax to VEON. If the acquisition had taken place at the beginning of the year, the contribution to revenue would have been US$41 and contribution to the profit before tax for VEON would have been US$10. These amounts have been calculated using Uklon’s results and adjusting them for:

●	differences in the accounting policies between VEON and Uklon, and

●	additional amortization that would have been charged on the assumption that the fair value adjustments to intangible assets had applied from January 1, 2025, together with their consequential tax effects.

Acquisition-related costs of US$0.5 are included in selling, general and administrative expenses in the interim condensed combined income statement, and in operating cash flows in the interim condensed combined statement of cash flows.

The accounting for the purchase of Uklon is provisional as the valuation of certain intangible and long-term assets, accounts payable, other assets and liabilities, and residual goodwill related to this acquisition is not complete. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are preliminary based on management’s estimates and assumptions and may be subject to change as additional information is obtained within the measurement period (not to exceed 12 months from the acquisition date ending April 2, 2026).

There were no further significant transactions during the six-month and the three-month period ended June 30, 2025, other than disclosed above and in Note 1.

5 PROPERTY AND EQUIPMENT

The following table summarizes the movement in the net book value of property and equipment for the six-month period ended June 30:

	2025	2024
Balance as of January 1	624	597

Acquisitions	1	—
Additions	187	95
Depreciation	(66)	(59)
Impairment	(4)	(2)
Translation adjustment	6	(40)
Transfers and reclassifications	—	(5)
Disposals and write-off	(2)	(1)
Balance as of June 30	746	585

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

6 INTANGIBLE ASSETS

The following table summarizes the movement in the net book value of intangible assets, including goodwill for the six-month period ended June 30:

	2025	2024
Balance as of January 1	297	272

Acquisitions*	160	—
Additions	34	18
Transfer and reclassification	2	3
Amortization	(29)	(22)
Translation adjustment	5	(17)

Balance as of June 30	469	254

*	This includes intangible assets acquired as part of Uklon acquisition consisting of goodwill (US$104), customer relationships (US$32), brand and trademarks (US$17) and software (US$7).

Goodwill

Included within total intangible asset movements for the six-month period ended June 30, 2025, as shown above, are the following movements in goodwill:

	2025	2024
Balance as of January 1	14	14
Acquisitions	104	—
Balance as of June 30	118	14

Impairment losses

The Company did not identify any indicators of impairment during the six-month periods ended June 30, 2025, and 2024. Accordingly, no impairment losses were recognized during these periods.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

FINANCING ACTIVITIES OF THE GROUP

7 INVESTMENTS, DEBT AND DERIVATIVES

The Company holds the following investments and derivative assets:

	June 30, 2025	December 31, 2024
At fair value
Other financial assets - VEON Ltd. shares	—	8
	—	8

At amortized cost
Loan receivable from VEON Amsterdam B.V.	41	363

Investments and derivatives	94	94
Security deposits and cash collateral	87	64
Other investments	7	30

At fair value

Other financial assets - VEON Ltd. shares as of December 31, 2024 of US$8, represented 5,024,175 ordinary shares of VEON Ltd. (the ultimate Parent of the Group) measured at fair value through other comprehensive income.

During the six-month period ended June 30, 2025, the Company further purchased 12,346,225 ordinary shares of VEON Ltd. for US$22. The financial asset was measured at fair value, impacting other comprehensive income by US$2. All VEON Ltd. ordinary shares held by VEON Holdings were transferred to VEON Amsterdam B.V. in March 2025 at fair value (US$32) resulting in a receivable from VEON Amsterdam B.V. Subsequently, these receivables from VEON Amsterdam B.V. were utilized in the repayment of bonds.

At amortized cost

Loan receivable from VEON Amsterdam reflects a related party loan receivable to cover potential future repayments of Bonds mentioned in this section below.

Security deposits and cash collateral consisted of funds held in the account of a clearing company outside Ukraine acting as an intermediary between Kyivstar and roaming partners, amounting to US$87 (2024: US$64).

Other investments at amortized cost predominantly include interest free financial aid provided by Uklon Group to former shareholders in the amount of US$6 (2024: US$0). As of December 31, 2024 other investments at amortized cost predominantly include sovereign Ukrainian bonds held by Kyivstar, US$30 denominated in US$. The average yield to maturity of the sovereign Ukrainian bonds was 1.59% in 2025 (2024: 2.79%).

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

The Company holds the following debt and derivative liabilities:

	June 30, 2025	December 31, 2024
At discounted redemption amount
Put option liability	3	9
Total at discounted redemption amount	3	9

At amortized cost
Bonds	38	585
Interest accrued on Bonds	3	6
Lease liabilities	339	294
Other financial liabilities	30	—
Total at amortized cost	410	885

Total debt and derivatives	413	894
Non-current	265	225
Current	148	669

At discounted redemption amount

Put option liability represents Helsi put option liability amounting to US$1 (2024: US$9) and Uklon put option liability amounting to US$2 (2024: US$nil), both measured at the discounted redemption amount.

At amortized cost

During the quarter, VEON Holdings repaid all of its 4.0% April 2025 U.S. Dollar denominated New Notes (US$472) and 6.3% June 2025 Russian Ruble denominated New Notes (US$100 (RUB7,840)), on April 9, 2025 and June 18, 2025, respectively.

As of June 30, 2025, Bonds represent the principal amounts outstanding for April 2025 Old Notes (US$23) and June 2025 Old Notes (US$15 (RUB1,200)) which were not exchanged for New Notes prior to their respective maturity dates. Upon tender from Old noteholders, it is the Company’s intention to exchange the Old Notes, including accrued interest, of eligible noteholders against a cash settlement. Eligibility is based on successful completion of a sanctions check procedure. An indemnity agreement between VEON Holdings and VEON Amsterdam is in place which is to see VEON Holdings made whole for any external payments to eligible noteholders.

The lease liabilities are primarily (approximately 70%) related to the sale of the passive infrastructure of sites to the entity under common control and lease back places on those sites.

Other financial liabilities primarily include contingent consideration payable for Uklon Group acquisition of US$13 (refer to Note 4 for further details), long term financial liability for license for the Digital Business Support System of US$12 and long-term financial interest free loan of US$5 received from UTC, a related party, with maturity on May 30, 2027.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

Significant changes in financial assets and financial liabilities

There were no significant changes in financial assets and financial liabilities during six-month period ended June 30, 2025 and 2024, except as discussed below.

Financing activities during the six-month period ended June 30, 2025

Except for the bond repayment transactions disclosed above, there were no further significant financing activities during the six-month period ended June 30, 2025, except as disclosed above in this section.

Financing activities during the six-month period ended June 30, 2024

There were no significant financing activities during the six-month period ended June 30, 2024.

8 CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following items:

	June 30, 2025	December 31, 2024

Cash and cash equivalents at banks and on hand	288	479
Cash equivalents with original maturity of less than three months	170	195
Cash and cash equivalents, as presented in the combined statement of cash flows	458	674

Cash at banks held by Kyivstar amounting to US$280 (2024: US$234) earns interest based on bank deposit rates. Short-term deposits are made for varying periods between one day and three months, depending on immediate cash requirements and earn interest at the respective short-term deposit rates.

Additionally, cash at banks held by VEON Holdings amounts to US$8 (2024: US$245). The decrease in cash and cash equivalents at banks and on hand is primarily due to repayment of bonds (as disclosed in Note 7).

Cash and cash equivalents with original maturity of less than three months amounting to US$170 (2024: US$195) comprise short-term deposits and sovereign Ukrainian bonds held by Kyivstar.

The imposition of currency exchange controls or other similar restrictions on currency convertibility in Ukraine could limit the Group’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends.

9 DIVIDENDS AND CAPITAL DISTRIBUTIONS

There were no dividends paid or capital distributions paid during the six-month period ended June 30, 2025 and June 30, 2024, respectively.

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

ADDITIONAL INFORMATION

10 RELATED PARTIES

The immediate parent and the ultimate controlling shareholder of the Company is VEON Amsterdam B.V. and VEON Ltd., respectively.

Related parties, as defined by IAS 24, are natural persons or companies that can be influenced by VEON Holdings, that can exert an influence on VEON Holdings or that are under the influence of another related party of VEON Holdings. Transactions with related parties were conducted at arm’s length.

The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the six-month period ended June 30:

	2025		2024
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Cost of materials, traffic charges and other direct costs	—	(7)	—	(5)
Finance costs	(1)	(30)	—	(18)
Depreciation charge of right-of-use asset	—	(25)	—	(14)
Other operating income	—	1	—	—
Other operating expenses	(22)	—	(2)	(2)
Finance income	8	—	10	—
Total	(15)	(61)	8	(39)

The following table provides the total amount of transactions that have been entered into with related parties and their affiliates for the three-month period ended June 30:

	2025		2024
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Cost of materials, traffic charges and other direct costs	—	(5)	—	(3)
Finance costs	—	(20)	—	(9)
Depreciation charge of right-of-use asset	—	(17)	—	(7)
Other operating income	—	1	—	—
Other operating expenses	(13)	—	(2)	(1)
Finance income	3	—	5	—
Total	(10)	(41)	3	(20)

Notes to the interim condensed combined financial statements

(in millions of U.S. dollars unless otherwise stated)

The following table provides the total balance of accounts with related parties and their affiliates at the end of the relevant period:

	June 30, 2025		December 31, 2024
	Ultimate and Immediate parent	Entities under common control	Ultimate and Immediate parent	Entities under common control
Right-of-use assets - LLC “Ukraine Tower Company”	—	195	—	169
Financial assets - VEON Amsterdam B.V.	41	—	363	—
Financial assets - VEON Ltd.	—	—	8	—
	41	195	371	169

Trade and other payables - LLC “Ukraine Tower Company”	—	(7)	—	(6)
Trade and other payables - VEON Ltd.	(15)	—	(8)	—
Lease liabilities - LLC “Ukraine Tower Company”	—	(226)	—	(195)
Financial liabilities payable to LLC “Ukraine Tower Company”	—	(5)	—	—
Other current liabilities - VEON Ltd.	(25)	—	—	—
	(40)	(238)	(8)	(201)

11 RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES

Other than disclosed below and elsewhere in these interim condensed combined financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2025.

12 EVENTS AFTER THE REPORTING PERIOD

On August 14, 2025, VEON closed the previously announced business combination agreement between Kyivstar Group Ltd. and Cohen Circle (the “Closing”). In connection with the business combination agreement, Kyivstar Group Ltd. acquired all of the issued and outstanding shares of VEON Holdings B.V. from VEON Amsterdam B.V. in exchange for 206,942,440 newly issued Kyivstar Group Ltd. Common Shares and a Seller Loan Note in the amount of US$178.4 million.

Following the Closing, on August 15, 2025, Kyivstar Group Ltd.’s Common Shares and Warrants commenced trading on the Nasdaq Stock Market under the symbols “KYIV” and “KYIVW”, respectively. VEON Amsterdam holds an 89.6% stake in Kyivstar Group Ltd.

13 NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP

The accounting policies adopted in the preparation of these unaudited interim condensed combined financial statements are consistent with those followed in the preparation of the Group’s audited annual combined financial statements as of and for the year ended December 31, 2024.

Certain new and amended standards became effective as of January 1, 2025, which did not have a material impact on the Group’s condensed combined interim financial statements. The Group has not early adopted any standards, interpretations or amendments that have been issued but have not yet become effective.

Amsterdam, September 5, 2025

VEON Holdings B.V.